

Reuben Katz

General Partner at Raicap VC, Founder of Hack4good, Founder of Geeklist

Greater San Diego Area

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RAICAP

MICA The Maryland Institute College of Art

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500+ connections

Building disruptive innovative businesses and products, advancing our lives and the lives of others.

I began running businesses when i was 19, founded an ad agency at 22, founded my first tech startup at 26 in '99, opened international offices in over 6 countries by 27, sold that company at 28, bought it back at 31 only to sell it again at 33. Throughout I continued to build, acquire, invest, brand, grow, sometimes keep and sometimes sell companies.

When not working I like helping my wife in her Dog Rescue initiatives, helping families in need and helping Israel in any way I can. Work is a means to help solve the worlds problems in hunger, education, human rights and animal rights.

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Experience

General Partner
RAICAP
Sep 2017 – Present • 8 mos
San Francisco, California

VC fund based in Santiago, Chile and Colombia focused on IoT, Blockchain solutions, biotech and consumer

Advisor
Weeshing
May 2017 – Present • 1 yr
La Jolla, California

Advising an incredible team focused on disrupting event finance in US, Mx, Chile, Argentina, Peru, Puerto Rico

CEO / Founder
Geekli.st
Apr 2011 – Present • 7 yrs 1 mo

a social street cred builder for bad-ass developers